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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  FORM U-9C-3


                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 1998



  Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935







                             COLUMBIA ENERGY GROUP
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

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                                   CONTENTS

                                                                                                Page
ITEM 1 - Organization Chart                                                                           2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                               2


ITEM 3 - Associated Transactions                                                                      2


ITEM 4 - Summary of Aggregate Investment                                                              3


ITEM 5 - Other Investments                                                                            3


ITEM 6 - Financial Statements and Exhibits                                                            4

         Statements of Income                                                                         4

         Balance Sheet                                                                                4

         Exhibits                                                                                     4

SIGNATURE                                                                                             4




                                       1
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ITEM 1 - ORGANIZATION CHART

     Name             Energy or                                            Percentage
 of Reporting        gas-related         Date of           State of        of Voting           Nature of
    Company           Company         Organization        Organization    Securities Held      Business
    -------           -------          ------------        ------------   ---------------      ---------
  Alamco, Inc.         Alamco         August 7, 1997          Delaware         100%            Exploration
(Alamco)                                                                                       and Production
                                                                                               of natural gas
                                                                                               and oil


On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars in thousands)

Company           Type of        Principal      Person to                 Collateral to        Consideration
Issuing          Security       Amount of        Issue or      Cost of    Whom Security          Given with          Received for
Security          Issued         Security        Renewal       Capital      was Issued             Security         Each Security
---------        --------      ------------      -------      --------- -----------------     ----------------      -------------

Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

  Company                  Company                  Amount
Contributing              Receiving                   of
   Capital                 Capital           Capital Contribution
--------------           ------------        --------------------

Confidential treatment requested


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

     Reporting       Associate
      Company         Company          Types of           Direct         Indirect                          Total
     Rendering       Receiving         Services           Costs           Costs           Cost             Amount
     Services        Services          Rendered         Charged          Charged       of Capital          Billed
     --------        --------          --------         -------          -------       ----------          ------

Confidential treatment requested





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Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars in thousand)

Associate          Reporting
Company             Company          Types of           Direct           Indirect                               Total
Rendering          Receiving         Services            Costs             Costs            Cost               Amount
 Services           Services         Rendered          Charged           Charged        of Capital              Billed
----------        -----------        --------         ---------         ---------       ----------           -----------

Confidential treatment requested

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)
   Total consolidated capitalization as of March 31, 1998                               $3,929,600        Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                           $589,440         Line 2

   Greater of $50 million or line 2                                                      $589,440         Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                               *
                                                                                         --------
   Total current aggregate investment                                                       *             Line 4
                                                                                         --------

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                                     *             Line 5


 Investments in gas-related companies                                                       *

* Confidential treatment requested


ITEM 5 - OTHER INVESTMENTS

       Major Line                  Other                     Other
    of Energy-Related        Investment in last       Investment in this         Reason for difference in
        Business               U-9C-3 Report             U-9C-3 Report               Other Investment
    -----------------        -------------------      ------------------         ------------------------

Confidential treatment requested





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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

       Income Statement - Confidential treatment requested

       Balance Sheet - Confidential treatment requested

Exhibits:
     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

          NOT APPLICABLE

     2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

          NOT APPLICABLE.



                                   SIGNATURE




      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                             Columbia Energy Group
                                        -------------------------------
                                                  (Registrant)





 Date:    May 29, 1998               By:     /s/ M. W. O'Donnell
                                        --------------------------------
                                               M. W. O'Donnell
                                            Senior Vice President &
                                            Chief Financial Officer





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